

February 3, 2011

Mr. Kenneth Cunningham
Chief Executive Officer
Unit 1 - 15782 Marine Drive
White Rock, British Columbia
V4B 1E6

      Re: **Miranda Gold Corp.**
               Form 20-F for the fiscal year ended August 31, 2010
               Filed December 16, 2010
               File No. 000-27760

Dear Mr. Cunningham:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended August 31, 2010

Qualitative and Quantitative Disclosures about Market Risk, page 68

1.   We note your disclosure in which you state that you do not need to provide the information required by Item 11 as you are a "small business issuer." As indicated in General Instruction B(f) of Form 20-F, smaller reporting companies may not use the scaled disclosure requirements in Regulation S-X and Regulation S-K for purposes of preparing this form. Please amend your document to disclose quantitative and qualitative information about market risk.

Controls and Procedures, page 69

2.   Please note Item 15(b) of Form 20-F requires you to provide a management's report on internal control over financial reporting. Please furnish this report in an amendment to the Form 20-F.

In addition, it appears your certifying officers' conclusion of the effectiveness of your disclosure controls and procedures as of August 31, 2010 is no longer supportable given your initial omission of this report in the Form 20-F. Under these circumstances, we would expect you to revise your disclosure to indicate your certifying officers have subsequently concluded your disclosure controls and procedures were not effective.

Change in Registrant's Certifying Accountant, page 71

3.   Please expand your disclosure to indicate whether you had any disagreements with Morgan and Company during your two most recent fiscal years and the subsequent interim period preceding their resignation on June 30, 2010, as required by Item 16F(a)(1)(iv) of Form 20-F.

In addition, please expand your disclosure to indicate whether you consulted with Davidson and Company LLP during your two most recent fiscal years and the subsequent interim period preceding their appointment as your current auditor, as required by Item 16F(2) of Form 20-F.

Finally, you indicate you have filed the letter from your former accountant that is required by Item 16F(3) of Form 20-F as Exhibit 15.1. We are unable to locate this exhibit and request that you file it in an amendment to your Form 20-F.

Financial Statements

Independent Auditors' Report – Davidson & Company LLP

4.   Please request your auditor to sign their report dated December 9, 2010 and file it in an amendment to your Form 20-F.

Note 2 – Significant Accounting Policies, page 1

e) Mineral Properties and Exploration Expenditures, page 2

5.   We note it your policy to expense exploration costs as incurred prior to the "determination of the feasibility of mining operations and a decision to proceed with development." Please clarify within your disclosure how you define feasibility. Please note under U.S. GAAP costs to search for and establish proven and probable reserves are considered exploratory in nature and are expensed as incurred.

f) Impairment of Long Lived Assets, page 2

6.   We note your disclosure in which you state when evaluating capitalized mineral interest costs for impairment you do not consider the estimated future net cash flows from properties in the exploration/development stage due to the absence of reserves.   Under U.S. GAAP, the carrying amount of a long lived asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Also, an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows used to determine whether a mining asset is impaired. Please tell us the methodology, estimates and assumptions you use under Canadian GAAP to determine whether the carrying amount of a mineral property is recoverable. Address any differences in accounting at Note 13, if your policy is not consistent with guidance in FASB ASC 360-10-35-15 through 35-49 and 930-360-35-1 and 35-2.

Note 4 – Marketable Securities, page 7

7.   We note you account for investments you hold in non-public companies at fair value and have classified such investments as available for sale. Under U.S. GAAP, the guidance found in FASB ASC 320 would not be applicable to these types of investments, as they do not appear to have a readily determinable fair value as defined by FASB ASC 320-10-20. Rather for U.S. GAAP purposes, you should account for these investments under the guidance of FASB ASC 325, which requires you to initially record them at cost and subsequently value them at lower of cost or market. Please revise Note 13 to disclose this difference in accounting under U.S. GAAP.

Engineering Comments

Form 20-F for the Fiscal Year Ended August 31, 2010

Overview of Projects page 23

8.   We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization because of its proximity to these mines and properties. Please limit your disclosure to geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine.

9.   Please disclose your proposed exploration plan and budget for each material property to comply with paragraph (b)(3)(i) of Industry Guide 7.

10.   Please expand your disclosure to include a brief description of the QA/QC protocols utilized in handling the results of your exploration program, covering sample preparation, custody, and assay precision/accuracy.

<u>Redlich Property, Esmeralda County, Nevada page 35</u>

11.   We note you state two high-grade drill samples of 0.438 opt gold and .788 opt gold occur to the southeast of the defined plane at a distance of 1,065 feet and 5,000 feet. Please also disclose the hole identification number, total length of the drill hole, and length of the interval associated with the sample result.

<u>Ester Dome Project, Fairbanks Mining District Alaska page 36</u>

12.   We note you state the Fairbanks District has produced over 9.5 million ounces of alluvial gold. Please disclose the sources of all historical information provided in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director